Mail Stop 7010

      November 25, 2005


Mr. Richard H. Fearon
Executive Vice President
Eaton Corporation
Eaton Center
Cleveland, OH  44114-2584

	RE:	Form 10-K for the fiscal year ended December 31, 2004
		Form 10-Q for the quarter ended September 30, 2005
		File No. 1-1396

Dear Mr. Fearon:

      We have reviewed these filings and have the following comments.
If you disagree with a comment, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.









FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2004

General

1. Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like. These revisions should be included in your future filings.

Financial Statements

Statements of Consolidated Cash Flows, page F-8

2. We have reviewed your response to comment 4. Given that the other-net line item presented within net cash provided by operating activities is approximately 8% of the total net cash provided by operating activities for 2004, we continue to believe that you should breakout this line item into smaller components having more descriptive titles. In addition, please show us supplementally for each period presented, the amounts comprising this line item.

Statements of Consolidated Shareholders` Equity, page F-9

3. We have reviewed your response to comment 7. Based on your response, it is not clear if you intend to disclose the amount of income taxes for each classification of other comprehensive income or only for minimum pension liability. Please clarify. If you intend to only disclose the amount of income taxes for minimum pension liability, tell us the amount of income taxes for the other classifications of other comprehensive income for 2004, 2003, and 2002. In addition, please tell us the amount of the reclassification adjustments related to foreign currency translation adjustments for
2004, 2003, and 2002.

Lease Commitments, page F-33

4. We have reviewed your response to comment 14. Please separately tell us for each period presented the total amount of minimum rentals, contingent rentals, and sublease rentals you have in relation to your operating leases. Please also provide us with a summary of the range of purchase options, escalation clauses, and restrictions imposed by your operating leases. Please also tell us how you concluded that disclosure of this information was not material.




Business Segment and Geographic Region Information, page F-34

5. We have reviewed your response to comment 18. Please show us your proposed disclosure regarding the types of amounts that are included in the other corporate expenses-net line item.

Management`s Discussion and Analysis of Financial Condition and
Results of Operations, page F-40

Results of Operations - 2004 Compared to 2003, page F-42

Results by Business Segment, page F-45

6. We have reviewed your response to comment 21. We continue to believe you should discuss in greater detail the business reasons for the changes between periods in sales and operating profit of each of your segments. In doing so, please disclose the amount of each significant change in line items between periods and the business reasons for it. In circumstances where there is more than one business reason for the change, attempt to quantify the incremental impact of each individual business reason discussed on the overall change in the line item. Please show us what your revised MD&A for
2004 as compared to 2003 will look like. See Item 303(a)(3) of Regulation S-K and Financial Reporting Codification 501.04.

Market Risk Disclosure and Contractual Obligations, page F-53

7. We have reviewed your response to comment 22. Please show us your revised table of contractual obligations, as well as your proposed disclosure regarding any assumptions you made to derive the estimated interest payments on your debt and payments you are obligated to make under your interest rate swap agreements.

*    *    *    *

      Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a response letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please file your supplemental response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

		In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      If you have any questions regarding these comments, please direct them to Jeffrey Gordon, Staff Accountant, at (202) 551-3866 or, in his absence, to the undersigned at (202) 551-3769.

							Sincerely,



							Rufus Decker
							Accounting Branch Chief


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Mr. Richard H. Fearon
Eaton Corporation
November 25, 2005
Page 1 of 4




UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

         DIVISION OF
CORPORATION FINANCE